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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                           AMENDMENT NO. 12
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------


                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996 and December 20, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 6.  Recent Transactions and Intent with Respect to Securities.

          Item 6(a) of the Norfolk Schedule 14D-9 is hereby amended by amending and restating such item in its entirety as follows:

          (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail has effected a transaction in the Shares. On November 20, 1996, certain officers and directors tendered Shares including shares of Common Stock and Preferred Stock to Purchaser in the First CSX Offer and on November 21, 1996, Purchaser purchased a portion of such Shares equal to the announced proration factor of 23.45% at $110 per Share. Those transactions are set forth in the table below.



                                     Number
                      Number of     of Common    Number of       Number of
                       Common        Shares      Preferred      Preferred
                       Shares      purchased by   Shares         Shares
                      tendered      Purchaser    tendered in  purchased by
 Name and Title of    in First      in First      First CSX    Purchaser in
Officer or Director   CSX Offer     CSX Offer      Offer      First CSX Offer
-------------------   ----------    ----------     ------    -----------------

David B. Lewis
Director                1,200           281          --            --

John C. Marous
Director                  800           188          --            --

Raymond T. Schuler
Director                7,921         1,858          --            --

                                     Number
                      Number of     of Common    Number of       Number of
                       Common        Shares      Preferred      Preferred
                       Shares      purchased by   Shares         Shares
                      tendered      Purchaser    tendered in  purchased by
 Name and Title of    in First      in First      First CSX    Purchaser in
Officer or Director   CSX Offer     CSX Offer      Offer      First CSX Offer
-------------------   ----------    ----------     ------    -----------------

Lucy S. Amerman
Vice President
Risk Management          --             --          1,836          431

Cynthia A. Archer
Senior Vice President
Intermodal              2,141           501         3,316          778

Dennis A. Arouca
Vice President
Labor Relations         5,107         1,197         2,375          557

Ronald S. Conway
Senior Vice President
Operations                253            59         2,441          572

Timothy P. Dwyer
Senior Vice President
Unit Trains            10,500         2,462         2,136          501

Gerald T. Gates
Vice President
Customer Support        2,947           691         2,065          484

Hugh J. Kiley
Vice President
Service Design &
Planning                  --            --          1,912          448

David M. LeVan
Chairman, President &
CEO                    30,062         7,050         2,523          592

Craig R. MacQueen
Vice President
Corporate
Communications             96            22         1,758          412

Donald W. Mattson
Vice President
Controller              5,126         1,202         2,380          558

                                     Number
                      Number of     of Common    Number of       Number of
                       Common        Shares      Preferred      Preferred
                       Shares      purchased by   Shares         Shares
                      tendered      Purchaser    tendered in  purchased by
 Name and Title of    in First      in First      First CSX    Purchaser in
Officer or Director   CSX Offer     CSX Offer      Offer      First CSX Offer
-------------------   ----------    ----------     ------    -----------------

Thomas J. McFadden
Treasurer                 --            --          1,167          274

John A. McKelvey
Vice President
Service Delivery       13,520         3,171         2,358          553

William B. Newman
Vice President
Government Affairs &
Washington Counsel     13,440         3,853         2,483          582

Frank H. Nichols
Senior Vice President
Organizational
Performance             4,996         1,172         2,271          533

Timothy T. O'Toole
Senior Vice President
Finance                 4,592         1,078         2,272          533

Lester M. Passa
Vice President
Logistics & Corporate
Strategy                1,914           --           --            449

Albert M. Polinsky
Vice President
Information Systems      385            90          1,875          440

John P.Sammon
Senior Vice President
Core Service Group      5,254         1,232         2,340          549

John M. Samuels
Vice President
Operating Assets        3,745           879         2,340          549

George P. Turner
Senior Vice President
Automotive              1,108           260         2,179          511

                                     Number
                      Number of     of Common    Number of       Number of
                       Common        Shares      Preferred      Preferred
                       Shares      purchased by   Shares         Shares
                      tendered      Purchaser    tendered in  purchased by
 Name and Title of    in First      in First      First CSX    Purchaser in
Officer or Director   CSX Offer     CSX Offer      Offer      First CSX Offer
-------------------   ----------    ----------     ------    -----------------

Bruce B. Wilson
Senior Vice President
Law                    33,253         7,798         2,494          585


          In addition, during the past 60 days, certain of the foregoing officers exercised stock options and simultaneously with such exercise sold a portion of the newly issued Shares in the market. Those transactions are tabulated below.


                       Date of       Number of Stock     Number of Shares
     Officer         Transaction    Options Exercised    Sold/Sale Price
     -------         -----------    -----------------    -----------------

Cynthia A. Archer     11/19/96           11,438          5,990/$95.9050
                                                         3,307/$95.8080

Dennis A. Arouca      11/19/96           15,510          11,132/$95.9050

Timothy P. Dwyer      11/19/96           30,500          21,705/$95.9050

Gerald T. Gates       11/18/96           16,875          9,375/$96.2750
                                                         5,695/$95.8180

Hugh J. Kiley         11/19/96           1,950           1,950/$95.9250

John A. McKelvey      11/19/96           5,332           5,332/$96.0000

William B. Newman     11/20/96           30,400          17,875/$95.8180

John M. Samuels       11/19/96           9,375           6,818/$95.9050

Bruce B. Wilson       11/18/96           65,716          41,302/$95.9150


          On November 19, 1996, Mr. Kiley sold an additional 63.52 Shares at $95.9250 per Share. On December 27, 1996, Mr. McKelvey disposed of 40 Shares in a charitable donation.

Item 8.   Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On December 10, 1996 and December 12, 1996, Conrail and CSX published advertisements, copies of which are attached hereto as Exhibits (a)(18) and (a)(19), respectively, and are incorporated herein by reference.

          On December 27, 1996, Norfolk filed a Petition for Declaratory Order with the Surface Transportation Board (the "STB"), claiming that certain provisions of the Second Amendment constitute an unauthorized acquisition of control by CSX over Conrail. In such petition, Norfolk requests that the STB take expedited action to issue a declaratory order that certain provisions of the Merger Agreement are void and unenforceable. In the event that a decision cannot be reached substantially before January 17, 1997, Norfolk requests that the STB issue a temporary cease and desist order barring Conrail from holding the Pennsylvania Special Meeting on January 17, 1997 or barring CSX from requiring the trustee of the Voting Trust to vote any Shares of Conrail held in the Voting Trust in favor of opting out of Subchapter 25E or in favor of the Merger until the STB is able to decide.

          On December 30, 1996, each of Conrail and CSX filed an interim reply with the STB opposing Norfolk Southern's request for interim coercive relief.

          On January 2, 1997, CSX and Purchaser, through the Voting Trust, sold 85,000 shares of Common Stock (with proxies for the Pennsylvania Special Meeting) through brokerage transactions on the New York Stock Exchange. 3,500 of such shares of Common Stock were sold at $99 1/8 per share of Common Stock; 66,500 of such shares of Common Stock were sold at $99 per share of Common Stock; and 15,000 of such shares of Common Stock were sold at $98 7/8 per share of Common Stock. CSX has stated that such transactions were effected through Wasserstein Perrella Co., Inc., the dealer manager for the Offer, who will receive normal and customary brokerage commissions in connection therewith. While CSX and Conrail continue to believe that the claims of Norfolk and the shareholder plaintiffs in the pending litigation brought by such parties are without merit, such transactions were effected to moot certain contentions in such litigation that shares of Common Stock owned by CSX should be aggregated with shares of Common Stock owned by directors and certain officers of Conrail for purposes of the Pennsylvania Business Corporation Law.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(18) Text of joint advertisement published by Conrail and CSX on December 10, 1996
              (incorporated by reference to Exhibit (a)(14) to the Second CSX 14D-9).

     (a)(19) Text of joint advertisement published by Conrail and CSX on December 12, 1996
              (incorporated by reference to Exhibit (a)(15) to the Second CSX 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                       -------------------------------------
                                       Name:  Timothy T. O'Toole
                                       Title: Senior Vice President--Finance


Dated as of January 3, 1997

                             EXHIBIT INDEX

Exhibit                Description                     Page No.
-------                -----------                     --------

*(a)(1)   Text of press release issued by Conrail
          dated October 23, 1996 (incorporated by
          reference to Exhibit (a)(9) to the
          Solicitation/Recommendation Statement on
          Schedule 14D-9 of Conrail Inc. dated October
          16, 1996, as amended (the "CSX 14D-9")).....
*(a)(2)   Text of press release issued by Norfolk,
          dated October 23, 1996 (incorporated by
          reference to Exhibit (a)(8) to the CSX
          14D-9)......................................
*(a)(3)   Text of press release issued by Conrail and
          CSX dated November 6, 1996..................
*(a)(4)   Letter to shareholders of Conrail dated
          November 6, 1996............................
*(a)(5)   Text of press release issued by Conrail,
          dated November 7, 1996 (incorporated by
          reference to Exhibit (a)(16) to the CSX
          14D-9)......................................
*(a)(6)   Text of press release issued by Conrail,
          dated November 7, 1996 (incorporated by
          reference to Exhibit (a)(17) to the CSX
          14D-9)......................................
*(a)(7)   Text of press release issued by Conrail,
          dated November 8, 1996 (incorporated by
          reference to Exhibit (a)(18) to the CSX
          14D-9)......................................
*(a)(8)   Text of press release issued by Conrail and
          CSX, dated November 13, 1996 (incorporated
          by reference to Exhibit (a)(19) to the CSX
          14D-9)......................................
*(a)(9)   Text of press release issued by Conrail and
          CSX dated November 19, 1996 (incorporated by
          reference to Exhibit (a)(20) to the CSX
          14D-9)......................................
*(a)(10)  Text of press release issued by Conrail and
          CSX dated November 20, 1996 (incorporated by
          reference to Exhibit (a)(21) to the CSX
          14D-9)......................................

Exhibit                Description                     Page No.
-------                -----------                     --------

*(a)(11)  Text of press release issued by CSX dated
          November 21, 1996 (incorporated by reference
          to Exhibit (a)(22) to the CSX 14D-9)........
*(a)(12)  Text of press release issued by Conrail,
          dated November 25, 1996.....................
*(a)(13)  Text of press release issued by CSX, dated
          November 26, 1996 (incorporated by reference
          to Exhibit (a)(23) to the CSX 14D-9)........
*(a)(14)  Text of press release issued by Conrail and
          CSX dated December 5, 1996..................
*(a)(15)  Text of press release issued by Conrail and
          CSX dated December 10, 1996 (incorporated by
          reference to Exhibit (a)(8) to the
          Solicitation/Recommendation Statement on
          Schedule 14D-9 of Conrail dated December 6,
          1996, as amended, relating to the second
          tender offer by CSX (the "Second
          CSX 14D-9"))................................
*(a)(16)  Text of press release issued by CSX and
          Conrail dated December 19, 1996
          (incorporated by reference to Exhibit
          (a)(12) to the Second CSX 14D-9)............
*(a)(17)  Text of press release issued by Conrail
          dated December 20, 1996 (incorporated by
          reference to Exhibit (a)(13) to the Second
          CSX 14D-9)..................................

 (a)(18)  Text of joint advertisement published by
          Conrail and CSX on December 10, 1996
          (incorporated by reference to Exhibit
          (a)(14) to the Second CSX 14D-9)............
 (a)(19)  Text of joint advertisement published by
          Conrail and CSX on December 12, 1996
          (incorporated by reference to Exhibit
          (a)(15) to the Second CSX 14D-9)............

 (b)      Not applicable..............................

Exhibit                Description                     Page No.
-------                -----------                     --------


*(c)(1)   Pages 4-5 and 9-14 of Conrail's Proxy
          Statement dated April 3, 1996 (incorporated
          by reference to Exhibit (c)(7) to the CSX
          14D-9).....................................
*(c)(2)   Employment Agreement of Mr. David M. LeVan
          dated as of October 14, 1996 (incorporated
          by reference to Exhibit (c)(5) to the CSX
          14D-9).....................................
*(c)(3)   Change of Control Agreement of Mr. David M.
          LeVan dated as of October 14, 1996
          (incorporated by reference to Exhibit (c)(6)
          to the CSX 14D-9)..........................
*(c)(4)   First Amended Complaint in Norfolk Southern
          et al. v. Conrail Inc., et al., No. 96-CV-
          7167, filed on October 28, 1996 in the
          United States District Court for the Eastern
          District of Pennsylvania (incorporated by
          reference to Exhibit (c)(9) to the
          CSX 14D-9).................................
*(c)(5)   Second Amended Complaint in Norfolk Southern
          et. al. v. Conrail Inc., et al.,
          No. 96-CV-7167, filed on November 15, 1996
          in the United States District Court for the
          Eastern District of Pennsylvania
          (incorporated by reference to
          Exhibit (c)(12) to the CSX 14D-9)..........
*(c)(6)   Text of opinion of Judge Donald VanArtsdalen
          of the United States District Court for the
          Eastern District of Pennsylvania as
          delivered from the bench on November 20,
          1996.......................................
*(c)(7)   Conrail's Definitive Proxy Statement, dated
          November 25, 1996...........................
*(c)(8)   Answer and Defenses of Conrail, CSX and the
          individual defendants to Second Amended
          Complaint, and Counterclaim of Conrail and
          CSX in Norfolk Southern et al. v. Conrail
          Inc. et al., filed on December 5, 1996, in
          the United States District Court for the
          Eastern District of Pennsylvania............

Exhibit                Description                     Page No.
-------                -----------                     --------

*(c)(9)   Second Amendment to Agreement and Plan of
          Merger dated as of December 18, 1996,
          (incorporated by reference to
          Exhibit (c)(10) to the Second CSX 14D-9)...
*(c)(10)  Form of Amended and Restated Voting Trust
          Agreement (incorporated by reference to
          Exhibit (c)(11) to the Second
          CSX 14D-9).................................


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* Previously filed